UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-39556

Chindata Group Holdings Limited

No. 47 Laiguangying East Road,

Chaoyang District, Beijing, 100012

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1	Press release — Chindata Group Holdings Limited Reports Fiscal Year 2023 First Quarter Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chindata Group Holdings Limited

By:	/s/ Huapeng Wu
	Name:	Huapeng Wu
	Title:	Director and Chief Executive Officer

Date: May 31, 2023

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release